UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

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Other Information

Graphex Group Limited (OTC Expert Market) | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and American Depository Shares (“ADSs”) that are traded on the OTC Expert Market. Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), we published a circular that requires the attention of stockholders of the Company that is attached to this Report (the “Circular”) regarding the following: (1) Option Purchase Agreement dated 1 December 2025 (the “Agreement”) for the conditionally granting by Happy Growth Group Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company (“Vendor”) and the conditionally purchase by the Purchaser named therein of the option to purchase all of the equity interests of Graphex Technologies LLC, a Delaware company and an indirect wholly-owned subsidiary of the Company (the “Disposal Company”) for the consideration of common stock of the purchaser, currently traded on the OTCQB; (2) the proposed resolutions or mandate to be considered by the shareholders of the Company in relation to sale of the Disposal Company (the “Proposed Mandate”); (3) the proposed sale or disposal of the Disposal Company; and (4) the notice of Extraordinary General Meeting to be held at 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong on Friday, 20 March 2026 at 11:00 a.m. (Hong Kong time) for the purpose of considering and voting on the resolution in respect of, among others, approving the Agreement and the transactions contemplated thereunder and the Proposed Mandate. The sale or disposition of the Disposal Company would be subject to the terms and conditions of definitive agreements that are expected to be negotiated by the parties if the option granted by the Agreement is exercised by the purchaser and are expected to include the principal terms and such other representations, warranties, conditions, covenants, indemnities, and other customary terms. Upon the satisfaction of the specified conditions precedent, the purchaser will pay the option consideration specified in the Agreement to the Company and the option may be exercised during the option term specified in the Agreement.

If the Proposed Mandate is approved and the option under the Agreement is exercised and the definitive agreements contemplated by the Agreement are negotiated, executed and delivered, then there would be a material disposition of assets by the Company. There can be no assurance that such option would be exercised or, if exercised, that the definitive agreements would be executed and delivered on favorable terms or at all.

The information provided in this Report described above is not complete and subject to the terms and provisions set forth in the Circular (and the description herein are qualified in their entirety by reference to the Circular). The information in this Report is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to purchase any securities of Graphex Group Limited, including but not limited to its American Depositary Shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: February 2, 2026

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Circular Regarding: (1) Option Purchase Agreement; (2) Proposed Mandate In Relation to the Possible Very Substantial Disposal; (3) Disposal of an Indirect Wholly-Owned Subsidiary of the Company; and (4) Notice of Extraordinary General Meeting

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